________________________________________________________________________________

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

- ----------------------------------------------------------
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)

- ----------------------------------------------------------
                                  HOLNAM INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

- ----------------------------------------------------------
                                  436429 10 4
                                 (CUSIP NUMBER)

- ----------------------------------------------------------
                            JOSEPH W. SCHMIDT, ESQ.
                         WHITMAN BREED ABBOTT & MORGAN
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 351-3000
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

- ----------------------------------------------------------
                                JANUARY 7, 1994
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

- ----------------------------------------------------------
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 19 Pages
                            Exhibit Index on Page 10

________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 0436429 10 4                                        Page 2 of 19 Pages

   1  Name Of Reporting Person
      S.S. Or I.R.S. Identification No. Of Above Person
      Thomas Schmidheiny
   2  Check The Appropriate Box If A Member Of A Group*                                                     (a) [x]
                                                                                                            (b) [ ]
   3  SEC Use Only
   4  Source Of Funds*
   5  Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)                   [ ]
   6  Citizenship Or Place Of Organization
      Switzerland

       Number of          7   Sole Voting Power
         Shares                            128,491,701
      Beneficially        8   Shared Voting Power
        Owned by                           0
          Each            9   Sole Dispositive Power
       Reporting                           128,491,701
         Person           10  Shared Dispositive Power
          with                             0

  11  Aggregate Amount Beneficially Owned By Each Reporting Person
      128,491,701
  12  Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares*                                    [ ]
  13  Percent of Class Represented by Amount in row (11)
      94.9%
  14  Type of Reporting Person*
      IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 436429 10 4                                         Page 3 of 19 Pages

   1  Name Of Reporting Person
      S.S. Or I.R.S. Identification No. Of Above Person
      'Holderbank' Financiere Glaris, Ltd.
   2  Check The Appropriate Box If A Member Of A Group*                                                     (a) [x]
                                                                                                            (b) [ ]
   3  SEC Use Only
   4  Source Of Funds*
      BK, AF
   5  Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)                   [ ]
   6  Citizenship Or Place Of Organization
      Switzerland

       Number of          7   Sole Voting Power
         Shares                            128,491,701
      Beneficially        8   Shared Voting Power
        Owned by                           0
          Each            9   Sole Dispositive Power
       Reporting                           128,491,701
         Person           10  Shared Dispositive Power
          with                             0

  11  Aggregate Amount Beneficially Owned By Each Reporting Person
      128,491,701
  12  Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares*                                    [ ]
  13  Percent of Class Represented by Amount in row (11)
      94.9%
  14  Type of Reporting Person*
      HC, CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 436429 10 4                                         Page 4 of 19 Pages

   1  Name Of Reporting Person
      S.S. Or I.R.S. Identification No. Of Above Person
      Holdernam Inc.
   2  Check The Appropriate Box If A Member Of A Group*                                                     (a) [x]
                                                                                                            (b) [ ]
   3  SEC Use Only
   4  Source Of Funds*
      AF
   5  Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)                   [ ]
   6  Citizenship Or Place Of Organization
      Delaware

       Number of          7   Sole Voting Power
         Shares                            128,491,701
      Beneficially        8   Shared Voting Power
        Owned by                           0
          Each            9   Sole Dispositive Power
       Reporting                           128,491,701
         Person           10  Shared Dispositive Power
         with                             0

  11  Aggregate Amount Beneficially Owned By Each Reporting Person
      128,491,701
  12  Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares*                                    [ ]
  13  Percent of Class Represented by Amount in row (11)
      94.9%
  14  Type of Reporting Person*
      HC, CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 436429 10 4                                         Page 5 of 19 Pages

   1  Name Of Reporting Person
      S.S. Or I.R.S. Identification No. Of Above Person
      Holcem Inc.
   2  Check The Appropriate Box If A Member Of A Group*                                                     (a) [x]
                                                                                                            (b) [ ]
   3  SEC Use Only
   4  Source Of Funds*
   5  Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)                   [ ]
   6  Citizenship Or Place Of Organization
      Delaware

       Number of          7   Sole Voting Power
         Shares                            128,491,701
      Beneficially        8   Shared Voting Power
        Owned by                           0
          Each            9   Sole Dispositive Power
       Reporting                           128,491,701
         Person           10  Shared Dispositive Power
          wth                             0

  11  Aggregate Amount Beneficially Owned By Each Reporting Person
      128,491,701
  12  Check Box If The Aggregate Amount in Row (11) Excludes Certain Shares*                                    [ ]
  13  Percent of Class Represented by Amount in row (11)
      94.9%
  14  Type of Reporting Person*
      HC, CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

     This statement relates to the common stock, par value $.01 per share (the 'Company Common Stock'), of Holnam Inc. (the 'Company'), the principal executive offices of which are located at 6211 North Ann Arbor Road, Dundee, Michigan 48131.

ITEM 2. IDENTITY AND BACKGROUND

     This statement is filed by Thomas Schmidheiny ('Schmidheiny'), 'Holderbank' Financiere Glaris Ltd., a Swiss corporation ('Holderbank'), Holdernam Inc., a Delaware corporation ('Holdernam'), and Holcem Inc., a Delaware corporation ('Holcem'). Through various Swiss entities, legally or beneficially, directly or indirectly, Schmidheiny holds approximately 48% of Holderbank's voting stock. Schmidheiny's address is Zuercherstrasse 170, CH-8645 Jona, Switzerland. Holderbank's principal offices are located at Insel 14, CH-8750 Glaris, Switzerland. Holdernam is a wholly-owned subsidiary of Holderbank with its principal offices at 6211 North Ann Arbor Road, Dundee, Michigan 48131 (telephone: (313) 529-2411). Holcem is a wholly-owned subsidiary of Holdernam with its principal offices located at 6211 North Ann Arbor Road, Dundee, Michigan 48131.

     Holderbank, through its subsidiaries and affiliates, ranks as one of the largest cement manufacturers and suppliers in the world with a presence in 30 countries.

     Neither Schmidheiny, Holderbank, Holdernam nor Holcem has during the last five years been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

     Listed on the attached Annex A are the only directors and executive officers of Holderbank, Holdernam and Holcem, together with their positions at Holderbank, Holdernam and Holcem, their residences and -- where appropriate -- business addresses and their citizenship.

                             Page 6 of 19 Pages

     None of these directors and executive officers has been convicted in a criminal proceeding in the past five years (not including traffic violations and similar minor matters) and none has been the subject of proceedings under U.S. federal or state securities laws which resulted in the issuance of a judgment, order or decree. Except for Peter Byland and Anton E. Schrafl, who are directors of the Company and who each owns 250 shares of Company Common Stock, none of these directors and executive officers has any interest in the Company's securities or other involvement with the Company except through his positions with Holderbank, Holdernam or Holcem.

     Holderbank has presently issued and outstanding 14,100,000 shares of voting stock. Of these, 10,100,000 are registered shares and 4,000,000 non-registered or bearer shares. Each registered and bearer share is entitled to one vote on matters submitted to a vote of stockholders. At December 31, 1993, Schmidheiny held through various Swiss entities, legally or beneficially, directly or indirectly, an aggregate of approximately 6,768,000 registered and non-registered or bearer shares constituting approximately 48% of Holderbank's voting stock. Holders of bearer shares are not generally known by Holderbank. However, holders of registered shares can be identified. Based on the share register, in addition to Schmidheiny, Swiss entities controlled by Societe Suisse de Ciment Portland S.A., a publicly-held Swiss corporation ('SSCP'), are the sole holders of registered shares corresponding to more than five percent of the voting stock of Holderbank. Through various entities, legally or beneficially, directly or indirectly, SSCP holds approximately 9% of
Holderbank's voting stock. Schmidheiny is also a director of SSCP. SSCP's address is 23, Faubourg de l'hopital, 2000 Neuchatel, Switzerland.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Holderbank will provide the necessary funds to pay the minority stockholders (the 'Public Stockholders') of the Company (other than those who perfect their dissenters' appraisal rights) for the shares of Company Common Stock held by them from borrowings under existing lines of credit which are more than sufficient for this purpose. Holderbank will make these funds available to Holdernam as a contribution to the capital of Holdernam.
                              Page 7 of 19 Pages

ITEM 4. PURPOSE OF TRANSACTION

     The Board of Directors of Holcem, as the holder of more than 90% of the Company Common Stock and all the preferred stock of the Company, together with Holdernam as the sole stockholder of Holcem, approved on January 7, 1994 the merger (the 'Merger') of Holcem with and into the Company pursuant to Section 253 of the General Corporation Law of the State of Delaware (the 'DGCL') with the result that the separate corporate existence of Holcem will cease, Holdernam will become the owner of 100% of the outstanding equity of the Company and each outstanding share of Company Common Stock (other than any shares owned by Holcem or held by stockholders who perfect their dissenters' appraisal rights) will be converted into the right to receive $7.65 in cash from Holdernam.

     Holderbank seeks to merge out the Public Stockholders for the following reasons: (i) the Merger will secure for Holderbank the freedom to manage the business of the Company without the inherent complexities of operating a U.S. public company; (ii) the Merger will avoid the significant costs of maintaining a publicly-traded U.S. company, particularly with its potential for expensive and timeconsuming litigation; (iii) the Merger will allow Holderbank to fully control the cash flow of the Company so that, if and when opportune, it might reinvest such funds in business opportunities elsewhere; and (iv) the Merger will confirm Holderbank's industrial operating-company status in the European and other financial markets.

     Following the Merger, (i) the Company's restated certificate of incorporation will be amended to change the authorized capital stock from 200,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock to 2,000 shares of Company Common Stock, of which 1,000 shares will be issued to Holdernam, and 2,000 shares of preferred stock, of which 1,034.71333 shares will be issued to Holdernam; (ii) the Company will terminate its reporting obligations under the Securities Exchange Act of 1934, as amended; and
(iii) the Company will remove the Company Common Stock from listing on the New York Stock Exchange, Inc.

                            Page 8 of 19 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Holcem currently owns 128,491,701 shares (the 'Shares') of Company Common Stock, representing approximately 94.9% of the outstanding Company Common Stock as of January 7, 1994. Because Holcem is a wholly-owned subsidiary of Holdernam which is a wholly-owned subsidiary of Holderbank, Holdernam, Holderbank and Schmidheiny may also be considered beneficial owners of the Shares. As a result of the Merger, Holdernam will own 100% of the Company Common Stock. Because Holdernam is a wholly-owned subsidiary of Holderbank, Holderbank and Schmidheiny may also be considered beneficial owners of such shares of Company Common Stock.

     (b) Holcem has the power to vote and dispose of the Shares.

     (c) In order to effectuate the Merger, on January 7, 1994, Holdernam transferred the Company Common Stock and the preferred stock of the Company owned by it to its newly-formed whollyowned subsidiary, Holcem, in exchange for stock of Holcem. There have been no other transactions by Schmidheiny, Holderbank, Holdernam or Holcem in the Company Common Stock during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Shares.

ITEM 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

                               Page 9 of 19 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                                                                                                        PAGE NUMBER
                                                                                                        -----------
A.    Form of Certificate of Ownership and Merger of Holcem Inc. with Holnam Inc.                            15



                              Page 10 of 19 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HOLDERNAM INC., for itself and on
                                          behalf of THOMAS SCHMIDHEINY and
                                          'HOLDERBANK' FINANCIERE GLARIS LTD.

                                          Date: January 10, 1994

                                          By           /S/ PETER BYLAND
                                             ...................................
                                            NAME: PETER BYLAND
                                            TITLE: PRESIDENT

                                          HOLCEM INC.

                                          Date: January 10, 1994

                                          By           /S/ PETER BYLAND
                                             ...................................
                                            NAME: PETER BYLAND
                                            TITLE: PRESIDENT




                             Page 11 of 19 Pages

                                                                         ANNEX A

                        DIRECTORS AND EXECUTIVE OFFICERS

           NAME AND POSITION;                 PRINCIPAL OCCUPATION;
               CITIZENSHIP                       BUSINESS ADDRESS       OTHER POSITIONS DURING LAST 5 YEARS
- -----------------------------------------   --------------------------  ------------------------------------



HOLDERBANK
Thomas Schmidheiny ......................   Holderbank                  Director   of  St.  Lawrence  Cement
  Chairman, Managing Director and           CH-8645 Jona                  Company
  Chairman of the Executive Committee       Switzerland
  (since 1978)
Swiss citizen
Dr. Anton E. Schrafl ....................   Holderbank                  Director  of   Holnam  since   1981.
  Deputy Chairman (Director since 1969)     Talstrasse 83                 Director  of  St.  Lawrence Cement
Swiss citizen                             CH-8001 Zurich                Company  (1945  Graham  Boulevard,
                                            Switzerland                   Mount  Royal,  Quebec),  a  public
                                                                          Canadian  manufacturer  of  cement
                                                                          and  subsidiary  of  Holnam, since
                                                                          1971.  Director  of  Ideal   Basic
                                                                          Industries,  Inc.  ('Ideal')  (950
                                                                          Seventeenth Street, Denver,
                                                                          Colorado) from 1986 through  March
                                                                          1990,   and  Director   of  Dundee
                                                                          Cement Company ('Dundee') (6211 N.
                                                                          Ann Arbor Road, Dundee,  Michigan)
                                                                          (cement  manufacturers)  from 1971
                                                                          through March 1990.
Dr. Max D. Amstutz ......................   Holderbank                  Director  of  Holdernam  and  Holnam
  Managing Director (since 1969) and Vice   CH-1298 Celigny,              since  1989. Director of Ideal and
  Chairman of the Executive Committee       Switzerland                   Dundee  from  1989  through  March
Swiss citizen                                                             1990.
Dr. Konrad Auer .........................   Director
  Director (since 1969)
Swiss citizen
E. Fritz Hoffmann .......................   CH-8052 Zurich,
  Director (since 1972)                     Switzerland
Swiss citizen
Dr. Erwin Machler .....................   Director                      Director  and  Chairman  of  Holnam,
  Director (since 1972)                                                   Dundee,  St.  Lawrence   Holdernam
Swiss citizen                                                             (respectively (1990) (1990)
                                                                          (present; 1985) (1989; 1989).
Giorgio Montandon .......................   Director
  Director (since 1970)                     Cementeria de Merone
Swiss citizen                               S.p.A.
                                            20122 Milano, Italy
Prof. Angelo Pozzi ......................   Director
  Director (since 1987)                     Motor-Columbus AG
Swiss citizen                               CH-5401 Baden
                                            Switzerland
Dr. Jean-Claude Wenger ..................   Lawyer
  Director (since 1962)
Swiss citizen
Peter G. Wodtke .........................   Banker
  Director (since 1987)
U.S. citizen

                                                  (table continued on next page)

(table continued from previous page)

           NAME AND POSITION;                 PRINCIPAL OCCUPATION;
               CITIZENSHIP                       BUSINESS ADDRESS       OTHER POSITIONS DURING LAST 5 YEARS
- -----------------------------------------   --------------------------  ------------------------------------
Peter Byland ............................   Holderbank                  Director  of 'Holderbank' Management
  Member of the Executive Committee and     Zurcherstr. 170              and Consulting Ltd., a  subsidiary
  Executive Vice President (since 1981)     CH-8645 Jona, Switzerland     of  'Holderbank'. Chairman  of the
Swiss citizen                                                             Board and  President of  Holdernam
                                                                          since  1989. Chairman of the Board
                                                                          and Director of Holnam since  1989
                                                                          and  1987, respectively. President
                                                                          of Holnam  from  1989  to  January
                                                                          1990.  Chairman  of the  Board and
                                                                          Director  of  St.  Lawrence  since
                                                                          1989   and   1987,   respectively.
                                                                          Director  of   Ideal   from   1986
                                                                          through  March  1990.  Director of
                                                                          Dundee  from  1987  through  March
                                                                          1990.
Urs Bieri ...............................   Holderbank
  Member of the Executive Committee         CH-8645 Jona, Switzerland
  (since 1985)
Swiss citizen
Andreas Pestalozzi ......................   Holderbank
  Member of the Executive Committee         CH-8645 Jona, Switzerland
  (since 1989)
Swiss citizen
Markus Akermann .........................   Holderbank
  Member of the Executive Committee         CH-8645 Jona, Switzerland
  (since 1993)
Benoit H. Koch ..........................
  Member of the Executive Committee
  (since 1992)
HOLDERNAM
Mr. Byland ..............................   Director
  Director, Chairman of the Board and
  President (since 1989)
Urs Bieri ...............................
  Director
Dr. Amstutz .............................
  Director
Claude Rosset ...........................   Holderbank
  Vice President                            CH-8645 Jona, Switzerland
Swiss citizen
Kent D. Jensen ..........................   Holnam Inc.
  Treasurer                                 6211 N. Ann Arbor Rd.
  U.S. citizen                              Dundee, MI 48131
Pierre F. Haesler .......................   Holderbank
  Secretary                                 CH-8645 Jona
Swiss citizen                             Switzerland
HOLCEM
Mr. Byland ..............................
  Director and President
Urs Bieri ...............................
  Director

                                                  (table continued on next page)

(table continued from previous page)

           NAME AND POSITION;                 PRINCIPAL OCCUPATION;
               CITIZENSHIP                       BUSINESS ADDRESS       OTHER POSITIONS DURING LAST 5 YEARS
- -----------------------------------------   --------------------------  ------------------------------------
Dr. Amstutz .............................
  Director
Mr. Haesler .............................
  Secretary